SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)


                         PROVIDENT COMPANIES, INC.
       -----------------------------------------------------------
                             (Name of Issuer)


                  Common Stock, Par Value $1.00 per share
       -----------------------------------------------------------
                      (Title of Class of Securities)


                               743862 10 4
                  -------------------------------------
                             (CUSIP Number)


                               Wayne W. Juchatz
                           Executive Vice President
                              and General Counsel
                                  Textron Inc.
                             40 Westminster Street
                          Providence, RI  02903-2596

                               (401) 421-2800
        ----------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)


                             March 27, 1997
        ----------------------------------------------------------
                      (Date of Event which Requires
                        Filing of this Statement)


        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the
        subject of this Schedule 13D, and is filing this
        Schedule because of Rule 13d-1(b)(3) or (4), check
        the following box:                      ( )



                               SCHEDULE 13D

   CUSIP No. 743862 10 4
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Textron Inc.
        I.R.S. Identification No. - 05-0315468

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                     (a)  ( )
                                                     (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        Not applicable
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    ( )

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      None
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       5,917,500
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        None
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        5,917,500
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,917,500
   _________________________________________________________________
   (12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                       ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        8.8%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________



                               SCHEDULE 13D

   CUSIP No. 743862 10 4
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        The Paul Revere Corporation
        I.R.S. Identification No. - 04-3176707

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                     (a)  ( )
                                                     (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        Not applicable
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    ( )

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Massachusetts
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      None
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       None
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        None
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        None
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   _________________________________________________________________
   (12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                       ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________



                                SCHEDULE 13D
                             (AMENDMENT NO. 2)

               This Amendment No. 2 ("Amendment No. 2") further amends the Statement on Schedule 13D, dated May 8, 1996 (the "Schedule 13D"), filed by Textron Inc. ("Textron") and The Paul Revere Corporation ("Paul Revere"), relating to shares of the common stock, par value $1.00 per share (the "Shares"), of Provident Companies, Inc. (the "Company"), as amended by Amendment No. 1 thereto dated November 21, 1996 ("Amendment No. 1"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 13D and Amendment No. 1. The term "Statement," as used herein, refers to the Schedule 13D, Amendment No. 1 and Amendment No. 2, collectively.

               As more fully described below, this Amendment No. 2 relates to (i) the termination of joint beneficial ownership of Shares by Textron and Paul Revere as a result of the termination of the Amended and Restated Provident Voting Agreement in accordance with its terms and (ii) the acquisition by Textron of beneficial ownership of Shares issued in the Merger as part of the consideration for shares of Paul Revere Common Stock previously held by Textron. In addition, as more fully described below and as set forth in the Amended and Restated Joint Filing Agreement, a copy of which is filed as an exhibit hereto, Paul Revere is filing this Amendment No. 2 only with respect to Items which relate to the termination of joint beneficial ownership of the Shares by Textron and Paul Revere (Item 2, the first full paragraph of Item 4, Item 5(a)(1), (c) and (e), Item 6 and only
     Exhibit 11 hereto with respect to Item 7) and disclaims any further participation in the filing of amendments to the Schedule 13D.

     ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby amended as follows:

               The Amended and Restated Provident Voting Agreement has terminated in accordance with its terms as a result of the Merger described in Item 4 below. Neither of the Reporting Persons may be deemed to beneficially own any Shares pursuant to the terms of the terminated Amended and Restated Provident Voting Agreement. Furthermore, the termination of the Amended and Restated Provident Voting Agreement means that the Reporting Persons may no longer be deemed a "group" within the meaning of Section 13(d)(3) of the Act upon the filing of this Amendment No. 2.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended as follows:

               The Shares beneficially owned by Textron to which this Statement relates were received as consideration in the Merger discussed in Item 4 below.

     ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended as follows:

               On March 27, 1997, Sub merged with and into Paul Revere, with Paul Revere as the surviving corporation, pursuant to the terms of the Amended and Restated Merger Agreement. As a result of the Merger, among other things: (a) Paul Revere, as the corporation surviving the Merger, became a wholly owned subsidiary of the Company; (b) each share of Paul Revere Common Stock that was outstanding immediately prior to the Merger (excluding shares of Paul Revere Common Stock held by Paul Revere, the Company, Textron or any of their respective subsidiaries and excluding shares as to which dissenters' rights were asserted in accordance with Massachusetts law) was converted into the right to receive, at the election of the holder of such share of Paul Revere Common Stock: (i) $26.00 in cash; (ii) $20.00 in cash and 0.177 Shares; or (iii) 0.767 Shares; and (c) each share of Paul Revere Common Stock held by Textron was converted into the right to receive $20.00 in cash and 0.1578 Shares.

               In addition, on March 27, 1997, Textron, Sub and the Company entered into an agreement (the "Closing Agreement") pursuant to which, among other things: (i) the Company agreed to effect at the earliest possible date (subject to certain limitations set forth in the Standstill Agreement) the registration, under the Securities Act of 1933, as amended, of the Shares; (ii) Textron agreed to use its reasonable efforts to sell for cash all Shares received by it in the Merger as soon as practicable after the effective date of the Merger and to pay to the Company, upon each sale of Shares, an amount per share equal to the difference (the "Appreciation") between the net proceeds to Textron from such sale and $38.00 (the "Threshold Price"), provided, however, that such obligation relates only to Appreciation which in the aggregate exceeds $20 million (the "Textron Appreciation"); and (iii) Textron agreed that .the Company shall have the right to repurchase the Shares not sold by Textron by February 27, 1998, at (1) the Threshold Price per share or (2) to the extent Textron has not realized the entire Textron Appreciation and if such price is higher than the Threshold Price, the ten-day average price per share on the New York Stock Exchange prior to such purchase by the Company. The foregoing description of the Closing Agreement is qualified in its entirety by reference to the Closing Agreement, a copy of which is filed as an exhibit hereto and which is incorporated herein by reference.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended as follows:

               (a)(1) Change In Joint Beneficial Ownership Of Shares By Textron And Paul Revere
                         ------------------------------------------
               The Amended and Restated Provident Voting Agreement terminated in accordance with its terms upon the consummation, as of March 27, 1997, of the Merger described in Item 4.

               (a)(2) Acquisition of Sole Beneficial Ownership Of Shares By Textron
                         --------------------------------------------
               Based on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as of March 10, 1997, there were 45,685,191 Shares outstanding. The percentage of outstanding Shares beneficially owned by Textron reflected in this Statement was calculated on the basis of such reported amount as increased (i) to reflect the issuance of 9,523,810 Shares to Zurich Insurance Company on March 27, 1997, as reported in the Company's report on Form 8-K, dated March 27, 1997, and
     (ii) to reflect the issuance of 11,670,000 Shares in the Merger, assuming an election by all of the public holders of Paul Revere Common Stock to receive Shares as consideration in the Merger. The 5,917,500 Shares which Textron received in the Merger would constitute approximately 8.8% of Shares outstanding as determined on the foregoing basis.

               As a result of provisions of the Standstill Agreement, Textron may be deemed to have shared voting power of the Shares beneficially owned by it. The Standstill Agreement requires Textron to vote Shares held by it, subject to certain limitations and exceptions, on all matters to be voted on by holders of Shares, in the same proportion as the votes cast by the other holders of Shares. In addition, as a result of certain provisions of the Closing Agreement, Textron may be deemed to have shared dispositive power of the Shares beneficially owned by it. Under the Closing Agreement, as described more fully in Item 4, Textron has agreed to use its reasonable efforts to sell its Shares as soon as practicable and that the Company shall have the right to repurchase Shares not sold by Textron by February 27, 1998.

               (c) Except as set forth in this Item 5, none of the Reporting Persons and, to the best knowledge of each of the Reporting Persons, none of their respective executive officers and directors identified on Schedules A and B of the Schedule 13D, beneficially own any Shares or has effected any transaction in Shares during the past 60 days.

               (e) As of March 27, 1997, Paul Revere ceased to be the beneficial owner of any Shares.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended as follows:

               The Amended and Restated Provident Voting Agreement, to which Paul Revere, Textron and the Stockholders were parties, has terminated in accordance with its terms as a result of the Merger described in Item 4.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               The Index of Exhibits attached to this Statement is hereby incorporated by reference in its entirety.


                                 SIGNATURES

               After reasonable inquiry and to be best of my knowledge and belief, I certify that the Information set forth in this Statement is true, complete and correct.

     Dated:  April 9, 1997

                                   TEXTRON INC.

                                   By:  /s/ Frederick K. Butler
                                      ---------------------------
                                      Name: Frederick K. Butler
                                      Title: Vice President
                                               & Secretary



                                  SIGNATURES

               After reasonable inquiry and to be best of my knowledge and belief, I certify that the Information set forth in this Statement is true, complete and correct.

     Dated:  April 9, 1997

                                   THE PAUL REVERE CORPORATION

                                   By:  /s/ Susan N. Roth
                                      ---------------------------
                                      Name:  Susan N. Roth
                                      Title: Secretary and Clerk



                              INDEX TO EXHIBITS

      Number        Description                                Page
      ------        -----------                                ----
      Exhibit 1     Agreement by and among the Reporting
                    Persons that this Statement on
                    Schedule 13D and any amendment hereto
                    are filed on behalf of each of them*

      Exhibit 2     Voting Agreement, dated as of April
                    29, 1996 among Textron Inc., The Paul
                    Revere Corporation and the
                    stockholders of Provident Companies,
                    Inc. listed on Schedule A thereto*

      Exhibit 3     Voting Agreement and Election dated as
                    of April 29, 1996 between Textron Inc.
                    and Provident Companies, Inc.*

      Exhibit 4     Agreement and Plan of Merger dated as
                    of April 29, 1996 by and among
                    Provident Companies, Inc., Patriot
                    Acquisition Corporation and The Paul
                    Revere Corporation*

      Exhibit 5     Standstill Agreement dated as of April
                    29, 1996 between Provident Companies,
                    Inc. and Textron Inc.*

      Exhibit 6     Registration Rights Agreement dated as
                    of April 29, 1996 between Textron Inc.
                    and Provident Companies, Inc.*

      Exhibit 7     Amended and Restated Voting Agreement,
                    dated as of April 29, 1996 among
                    Textron Inc., The Paul Revere
                    Corporation and the stockholders of
                    Provident Companies, Inc. listed on
                    Schedule A thereto**

      Exhibit 8     Amended and Restated Voting Agreement
                    dated as of April 29, 1996 between
                    Textron Inc. and Provident Companies,
                    Inc.**

      Exhibit 9     Amended and Restated Agreement and
                    Plan of Merger dated as of April 29,
                    1996 by and among Provident Companies,
                    Inc., Patriot Acquisition Corporation
                    and The Paul Revere Corporation**

     Exhibit 10     Agreement dated as of March 27, 1997
                    by and among Textron Inc., Provident
                    Companies, Inc. and Patriot Acquisition
                    Corporation (incorporated by reference
                    to Textron's Current Report on Form 8-K/A dated April 4, 1997).

     Exhibit 11     Amended and Restated Agreement Joint Filing
                    Agreement by and between the Reporting Persons

     ---------------
          *    Filed previously with the Schedule 13D.

          **    Filed previously with Amendment No. 1.